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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            AS OF NOVEMBER 13, 2002

                         TUBES OF STEEL OF MEXICO, S.A.
                (Translation of Registrant's name into English)

                         TUBOS DE ACERO DE MEXICO, S.A.
                            Edificio Parque Reforma
                              Campos Eliseos #400
                           Mexico, D.F., 11560 Mexico
                    (Address of principal executive offices)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR 40-F.

                          FORM 20-F [X]  FORM 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

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     This report on Form 6-K shall be incorporated by reference into the registration statement on Form F-4 (File No. 333-99769) of Tenaris S.A.
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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2002

                                          Tubos de Acero de Mexico, S.A.

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
    By: /s/ GERARDO VARELA        By: /s/ CECILIA BILESIO
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        Gerardo Varela                Cecilia Bilesio
   Chief Financial Officer           Corporate Affairs
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